Exhibit 21.1

INGEVITY CORPORATION

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Organization
Ingevity Corporation	Delaware, United States of America
Ingevity South Carolina, LLC	Delaware, United States of America
Ingevity Virginia Corporation	Virginia, United States of America
Ingevity Arkansas, LLC	Delaware, United States of America
Ingevity Services, Inc.	Delaware, United States of America
Ingevity Georgia, LLC	Delaware, United States of America
Ingevity Mexico S.A. de C.V.	Mexico
Ingevity Holdings Sprl	Belgium
Ingevity Quimica Ltda	Brazil
Ingevity India Private Limited	India
Ingevity Japan, GK	Japan
Sustain Trading (Shanghai) Co., Ltd.	China
Ingevity Performance Materials (Zhuhai) Co., Ltd.	China
Ingevity Performance Materials (Suzhou) Co., Ltd.	China
Ingevity Hong Kong Limited	Hong Kong
Ingevity Holding Co., Ltd.	China
Ingevity Performance Materials (Changshu) Co., Ltd.	China